UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54210 / July 26, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12285

In the Matter of MCSi, Inc., **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

On May 4, 2006, the Securities and Exchange Commission ("Commission") issued an Order Instituting Public Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against MCSi, Inc. ("MCSi" or "Respondent").

II.

Respondent has submitted an offer of Settlement ("Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order") as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1. MCSi, a Maryland corporation, was formerly headquartered in Dayton, Ohio and is currently based in Atlanta, Georgia. Since 1996, the securities of MCSi have been registered with the Commission under Exchange Act Section 12(g). The securities of MCSi were traded on the Nasdaq National Market System but were delisted, and since such time they have been quoted in the "Pink Sheets" disseminated by Pink Sheets LLC.

2. MCSi has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its stock was registered with the Commission, in that it has not filed its annual report on Form 10-K for the year ended December 31, 2002 and has not filed any periodic report for any reporting period since it filed its last quarterly report, for the quarter ended September 30, 2002.

IV.

Section 12(j) of the Exchange act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary